UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 3

to

ANNUAL REPORT

of

QUEENSLAND TREASURY CORPORATION

(registrant)

a Statutory Corporation of

THE STATE OF QUEENSLAND, AUSTRALIA

(co-registrant)

(names of registrants)

Date of end of last fiscal year:

June 30, 2021

SECURITIES REGISTERED

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
Global A$ Bonds	A$—	None (1)
Medium-Term Notes	US$—	None (1)

(1)	This Form 18-K/A is being filed voluntarily by the registrant and co-registrant.

Names and addresses of persons authorized to receive notices and communications on behalf of the registrants from the Securities and Exchange Commission:

Philip Noble Chief Executive Queensland Treasury Corporation Level 31, 111 Eagle Street Brisbane, Queensland 4000 Australia	Leon Allen Under Treasurer of the State of Queensland Level 38, 1 William Street Brisbane, Queensland 4000 Australia

EXPLANATORY NOTE

The undersigned registrants hereby amend the Annual Report filed on Form 18-K for the above-noted fiscal year by attaching hereto as Exhibit (c)(xii) the Government of Queensland’s Consolidated Financial Statements for the Year Ended June 30, 2022 (the 2021-22 Report on State Finances of the Queensland Government – 30 June 2022), as Exhibit (c)(xiii) the Queensland Sustainability Report 2022, as Exhibit (c)(xiv) the 2022-23 Budget Update, as Exhibit (c)(xv) the Queensland Treasury Corporation’s 2022-23 Indicative Term Debt Borrowing Program Update, as Exhibit (c)(xvi) the Market Announcement – Chief Executive Leaving At End of 2022 and as Exhibit (g)(iii) the consent of Mr. Brendan Worrall, as Auditor-General, State of Queensland.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Brisbane, Australia, on the 16th day of December, 2022.

QUEENSLAND TREASURY CORPORATION

By:	/s/ Philip Noble
	Name:	Philip Noble
	Title:	Chief Executive

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Brisbane, Australia, on the 16th day of December, 2022.

GOVERNMENT OF QUEENSLAND

By:	/s/ Leon Allen
on behalf of
	Name:	The Honourable Cameron Dick MP
	Title:	Treasurer and Minister for Trade and Investment

INDEX TO EXHIBITS

Exhibit (c)(xii) –	Government of Queensland’s Consolidated Financial Statements for the Year Ended June 30, 2022.

Exhibit (c)(xiii) –	Queensland Sustainability Report 2022.

Exhibit (c)(xiv) –	2022-23 Budget Update.

Exhibit (c)(xv) –	Queensland Treasury Corporation’s 2022-23 Indicative Term Debt Borrowing Program Update

Exhibit (c)(xvi) –	Market Announcement – Chief Executive Leaving At End of 2022

Exhibit (g)(iii) –	Consent.